Exhibit 99.1

ImmunoPrecise Announces Data from Preclinical Study of TATX-03 PolyTope™ Monoclonal Antibody Cocktail Candidate Against COVID-19

  Treatment of Syrian hamsters with TATX-03, a cocktail of four proprietary monoclonal antibodies directed against distinct regions of the SARS-CoV-2 spike protein, resulted in strong anti-viral effects against SARS-CoV-2 in both protective and therapeutic settings
  Therapeutic treatment of SARS-CoV-2 infected Syrian hamsters cleared the lungs and throat of detectable replication-competent virus in 100% of the SARS-CoV-2 infected hamsters
  Two of the three antibodies tested from the TATX-03 cocktail are unaffected by SARS-CoV-2 variants of concern, including the South African and UK variants

VICTORIA, British Columbia--(BUSINESS WIRE)--February 19, 2021--ImmunoPrecise Antibodies Ltd. (the "Company" or "IPA") (NASDAQ: IPA) (TSX Venture: IPA) announced preliminary, preclinical data in hamsters of IPA’s proprietary TATX-03 PolyTope antibody cocktail program against SARS-CoV-2, the virus that causes COVID-19 disease. In a preclinical study using a SARS-CoV-2 hamster model, treatment with IPA’s TATX-03 resulted in complete clearance of detectable replication-competent virus from the lungs and throat of SARS-CoV-2 infected animals.

The results of the preclinical study demonstrated the potential of IPA’s TATX-03 antibody cocktail to provide strong anti-viral effects against SARS-CoV-2 in both prophylactic (preventative) and treatment settings. IPA’s TATX-03 cocktail is designed with the goal of being both protective and curative for COVID-19 disease. In addition, by incorporating multiple antibodies that recognize different, non-overlapping epitopes on the SARS-CoV-2 spike protein, IPA’s TATX-03 antibody cocktail has the potential to prevent mutational escape, the process by which a virus, through mutation, may render vaccines less efficacious.

TATX-03 was 100% efficacious in the preclinical hamster model in treating SARS-CoV-2 infection in a therapeutic setting. IPA’s TATX-03 PolyTope antibody cocktail was administered as a single dose to hamsters that had been infected with the SARS-CoV-2 variant. The study showed that IPA’s antibody cocktail cleared the lungs of detectable replication-competent virus in 100% of the SARS-CoV-2 infected hamsters by day 4 post-infection. Furthermore, the study showed undetectable levels of virus titer in the throat of 100% of the infected hamsters 3 days after virus infection.

TATX-03 protected against SARS-CoV-2 infection in a prophylactic setting. Administration of a single dose of IPA’s TATX-03 PolyTope antibody cocktail twenty-four hours prior to infecting hamsters with a SARS-CoV-2 variant resulted in the reduction of replication-competent virus titer to undetectable levels in the lungs of four out of five hamsters by day 4, with the remaining animal showing virus levels barely above the lowest level of detection.

Mutagenic escape risk reduction by IPA’s PolyTope approach.

In developing IPA’s TATX-03, the Company enrolled their PolyTope approach to facilitate cocktail formation of antibodies that recognize non-overlapping SARS-CoV-2 spike protein epitopes to improve the potential of its product to remain effective despite multiple mutations of the virus. As treatment efficacy is not solely dependent on one antibody, a combination therapy is expected to be efficacious even if one of the components would be affected by a particular virus mutation. In addition, the plug-and-play character of IPA’s PolyTope approach is anticipated to allow quick adaptation of treatment formulations, if required, leveraging their diversified lead antibody pool containing multiple antibody alternatives to each epitope represented in the cocktail. While extensive mutant analysis is ongoing, IPA has confirmed that interaction of two out of three tested antibodies from the TATX-03 cocktail with the S. African (B.1.351) and UK (B.1.1.7) SARS-CoV-2 spike protein variants is not compromised (the fourth was not prioritized for testing as, based on computational analysis, it was deemed unlikely to be impacted by the mutations). Twenty-seven extensively characterized, potently neutralizing lead candidate antibodies will be analyzed to generate full interaction profiles against seventeen different SARS-CoV-2 variants, including the S. African, Brazilian, UK and more prevalent single substitution mutants SARS-CoV-2 spike protein variants. Data are expected to be available early March.

“This important preclinical study shows that TATX-03 not only protected against, but effectively treated, a high dose of SARS-CoV-2 variant infection in hamsters, further supporting the advancement of TATX-03,” stated Dr. Ilse Roodink, ImmunoPrecise’s SARS-CoV-2 Global Program Director.

“Based on the positive data obtained to date, we remain optimistic about TATX-03 and its potential to prevent and treat COVID-19 disease,” added Dr. Jennifer Bath, CEO of ImmunoPrecise, “including disease caused by SARS-CoV-2 variants, as was intended in IPA’s original design of the cocktail. We are looking forward to continuing to progress TATX-03 through the final stages of its preclinical development.”

IPA intends to conduct what it anticipates will be the final IND-enabling studies, including non-human primate, dose-dependent evaluation of the TATX-03 antibody cocktail, in late Q2 2021, resulting in what IPA anticipates will provide the final, necessary preclinical data points to support the potential clinical evaluation of TATX-03.

About IPA’s PolyTope Platform.

IPA’s SARS-CoV-2 PolyTope monoclonal therapies are designed to protect against mutagenic escape with an emphasis on efficacy for every patient, variant, and strain of SARS-CoV-2. They are created with the goal of sustainable efficacy in the face of an evolving virus, combining extensively characterized, potently neutralizing, synergistic antibodies exhibiting richly diverse epitope coverage.

About ImmunoPrecise Antibodies Ltd.

IPA is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company partners in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput, data-driven technologies to its partners, incorporating the advantages of diverse antibody repertoires with the Company’s therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s PolyTope monoclonal antibodies, including TATX-03, to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment, or to retain efficacy over time, or to have antibodies available to add to its PolyTope antibody cocktail to respond to new virus variants. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its PolyTope antibody cocktail or other vaccines or therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its PolyTope antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated November 16, 2020 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated December 28, 2020 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

For investor information please contact:
Frédéric Chabot
Phone: 1-438-863-7071
Email: frederick@contactfinancial.com